UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 --------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
                         13d-1(b), (c) AND (d) 13d-2(b)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 8)(1)


                             VINA CONCHA Y TORO S.A.
                             -----------------------
                                (Name of Issuer)

                          Ordinary Shares, no par value
                         ------------------------------
                         (Title of Class of Securities)

                                   927191 10 6
                                 --------------
                                 (CUSIP Number)

                                   -----------




         Check the appropriate box to designate the rule pursuant to which the
Schedule is filed.

                                Rule 13d-1(b) [ ]

                                Rule 13d-1(c) [ ]

                                Rule 13d-1(d) [X]





--------------------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

--------------------------                                ----------------------
CUSIP NO. 927191 10 6                  13G                     Page 2 of 6 Pages
--------------------------                                ----------------------

================================================================================
1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ALFONSO LARRAIN SANTA MARIA
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY


--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Republic of Chile
--------------------------------------------------------------------------------
       NUMBER OF         5.       SOLE VOTING POWER
        SHARES                           35,078,028
     BENEFICIALLY        -------------------------------------------------------
       OWNED BY          6.       SHARED VOTING POWER
         EACH                            39,605,344
       REPORTING         -------------------------------------------------------
        PERSON           7.       SOLE DISPOSITIVE POWER
         WITH                            1,206,019
                         -------------------------------------------------------
                         8.       SHARED DISPOSITIVE POWER
                                         73,477,353
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  74,683,372
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          [ ]
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  10.4%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

                  IN
================================================================================

--------------------------                                ----------------------
CUSIP NO. 927191 10 6                  13G                     Page 3 of 6 Pages
--------------------------                                ----------------------

================================================================================
1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         FUNDACION CULTURA NACIONAL
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY


--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Republic of Chile
--------------------------------------------------------------------------------
       NUMBER OF         5.       SOLE VOTING POWER
        SHARES                           29,954,278
     BENEFICIALLY        -------------------------------------------------------
       OWNED BY          6.       SHARED VOTING POWER
         EACH                            0
       REPORTING         -------------------------------------------------------
        PERSON           7.       SOLE DISPOSITIVE POWER
         WITH                            29,954,278
                         -------------------------------------------------------
                         8.       SHARED DISPOSITIVE POWER
                                         0
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  29,954,278
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          [ ]
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  4.2%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

                  OO
================================================================================

ITEM 1.

         (a)      NAME OF ISSUER:

                  VINA CONCHA Y TORO S.A.

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  Casilla 213, Av. Nueva Tajamar 481,
                  Torre Norte, Piso 15,
                  Santiago, Chile

ITEM 2.

         (a)      NAME OF PERSONS FILING:

                  This statement is filed jointly pursuant to Rule 13d-1(k)(1) and Rule 13d-2(b) by Fundacion Cultura Nacional, a Chilean non-profit institution which primarily funds grade school religious education, and Mr. Alfonso Larrain Santa Maria, a Chilean citizen, in connection with their respective beneficial ownership of the common stock (the "Shares") of Vina Concha y Toro S.A. (the "Issuer"). Mr. Larrain is the Chairman of Fundacion Cultura Nacional and the Chairman of the Issuer.

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  Alfonso Larrain Santa Maria
                  c/o Vina Concha y Toro S.A.
                  Casilla 213, Av. Nueva Tajamar 481,
                  Torre Norte, Piso 15,
                  Santiago, Chile

                  Fundacion Cultura Nacional
                  Ahumada 254, office 201
                  Santiago, Chile

         (c)      CITIZENSHIP:

                  Republic of Chile

         (d)      TITLE OF CLASS OF SECURITIES:

                  Common Stock

         (e)      CUSIP NUMBER:

                  927191 10 6

                                Page 4 of 6 Pages

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  N/A

ITEM 4.           OWNERSHIP:

         (a)      Amount Beneficially Owned:

                  Pursuant to the Rules promulgated under Section 13(d) of the Securities Exchange Act of 1934 (the "1934 Act"), as of January 15, 2004, Mr. Larrain may be considered a "beneficial owner" of 74,683,372 Shares, including the following Shares held by members of his family and affiliated entities:
124,592 Shares held by his brother, Mr. Andres Larrain Santa Maria; and 29,954,278 Shares held by Fundacion Cultura Nacional.

                  Fundacion Cultura Nacional may be considered a "beneficial owner" of 29,954,278 Shares, all of which are held directly by it.

         (b)      Percent of Class:

                  As of January 15, 2004, the Shares as to which beneficial ownership is attributed to Mr. Larrain represent 10.4% of the Shares outstanding as of such date.

                  The Shares held directly by Fundacion Cultura Nacional represent 4.2% of the Shares outstanding as of January 15, 2004.

         (c) Number of Shares as to Which Such Person Has: Sole/Shared Power to Vote/Dispose:

                  As of January 15, 2004, Mr. Larrain has the sole power to vote or to direct the vote with respect to 35,078,028 of such Shares; has shared power to vote or to direct the vote with respect to 39,605,344 of such Shares; has sole power to dispose or to direct the disposition of 1,206,019 of such Shares; and has shared power to dispose or to direct the disposition of 73,477,353 of such Shares.

                  Fundacion Cultura Nacional has the sole power to vote or to direct the vote, and has the sole power to dispose or to direct the disposition of, all 29,954,278 Shares held directly by it.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

                  Fundacion Cultura Nacional, as of January 15, 2004, has 4.2% of the Shares.

                                Page 5 of 6 Pages

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  N/A

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  N/A

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  N/A

ITEM 10.          CERTIFICATION:

                  N/A

                                Page 6 of 6 Pages

                             Joint Filing Agreement

We, the undersigned, hereby agree that the Schedule 13G to which this Agreement is an Exhibit, which is being filed in connection with the securities of Vina Concha y Toro S.A., is being filed on behalf of us.

Dated: January 28, 2004


                                       /s/ ALFONSO LARRAIN SANTA MARIA
                                       -----------------------------------------
                                       ALFONSO LARRAIN SANTA MARIA



                                       /s/ FUNDACION CULTURA NACIONAL
                                       -----------------------------------------
                                       FUNDACION CULTURA NACIONAL

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       January 29, 2004



                                       /s/ ALFONSO LARRAIN SANTA MARIA
                                       -----------------------------------------
                                       ALFONSO LARRAIN SANTA MARIA



                                       /s/ FUNDACION CULTURA NACIONAL
                                       -----------------------------------------
                                       FUNDACION CULTURA NACIONAL


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